[WLRK Letterhead]

June 11, 2018

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Celeste M. Murphy
Paul Fischer Terry French Claire DeLabar

Re:	Arlo Technologies, Inc.
Draft Registration Statement on Form S-1 Amended on May 21, 2018 CIK No. 0001736946

Ladies and Gentlemen:

On behalf of our client, Arlo Technologies, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 30, 2018, with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently submitting its third draft of the Registration Statement (“Draft No. 3”) via EDGAR, and five courtesy copies of Draft No. 3 marked to show changes to the Registration Statement are being sent to the Staff under separate cover.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Draft No. 3. All references to page numbers in these responses are to the pages of Draft No. 3.

Draft Registration Statement on Form S-1 filed May 21, 2018

Overview, page 2

1.	We note your response to comment 1. We also note your statement that “Arlo’s user engagement rate was in the top 6% of the 500 most downloaded apps from the Apple App Store during the same period, comparing favorably to many of the most engaging social media and entertainment apps available.” Please modify your disclosure here and throughout your filing to clarify whether your mobile app is in the same 500 most downloaded apps category; if not, balance this disclosure, especially your statement regarding comparability, to reflect the fact that Arlo’s scale and stage of development is different than those mobile apps in the top 6% of the 500 most downloaded.

U.S. Securities and Exchange Commission

June 11, 2018

Response: In response to the Staff’s comment, the Company has revised pages 2, 97 and 103 of Draft No. 3 to clarify that the Arlo app is not in the same 500 most downloaded apps category, although its engagement rate compares favorably to the apps in such category. Furthermore, the Company respectfully advises the Staff that according to Sensor Tower data, the Arlo app’s daily active users for the first quarter of 2018 were approximately 431,000, compared to a median daily active users for the 500 most downloaded apps category for the same period of approximately 414,000.

Prospectus Summary

NETGEAR Ownership and Our Separation from NETGEAR, page 8

2.	We note your statement that to preserve the tax-free treatment of the separation from Netgear and the later distribution, you “intend to agree in the tax matters agreement to restrictions, including restrictions that would be effective during the period following the distribution, that could limit [y]our ability to pursue certain strategic transactions, equity issuances or repurchases or other transactions that [you] may believe to be in the best interests of [y]our stockholders or that might increase the value of [y]our business.” Please provide more information in your Prospectus Summary regarding the time frame of such restrictions, when they will (or will not) be lifted, and if Netgear’s concurrence is required to modify the time frame of the restrictions. Please provide more information and specifically address the fact that restrictions would be effective during the period following the distribution. Please also provide more detail regarding the type, scope, size, etc. of transactions that you would be limited in pursuing.

Response: In response to the Staff’s comment, the Company has revised page 9 of Draft No. 3, as well as the corresponding disclosure on page 140 of Draft No. 3, to further describe restrictions that the Company intends to agree to in the tax matters agreement, including restrictions that generally would be effective during the two-year period following the distribution.

Cautionary Statement Regarding Forward-Looking Statements, page 20

3.	We note your response to comment 3. Please remove the reference to Section 27A of the Securities Act of 1933.

Response: In response to the Staff’s comment, the Company has revised page 20 of Draft No. 3 to remove the reference to Section 27A of the Securities Act of 1933.

U.S. Securities and Exchange Commission

June 11, 2018

Risk Factors

NETGEAR’s interests may conflict with our interests, page 47

4.	We note your disclosure of potential conflict of interests including those involving corporate opportunities. Please disclose any waiver of corporate opportunity you may have or anticipate having, including with which parties and the specified business opportunities or specified classes or categories of business opportunities.

Response: In response to the Staff’s comment, the Company has revised pages 146–147 of Draft No. 3, as well as the corresponding disclosure on pages 47–48 of Draft No. 3, to further describe the provisions in the Company’s amended and restated certificate of incorporation that will govern the presentation of corporate opportunities to the Company and NETGEAR. The Company does not currently contemplate any specific corporate opportunities that will be subject to such provision, although such corporate opportunities may arise in the future.

U.S. Securities and Exchange Commission

June 11, 2018

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If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1117 or David C. Karp at (212) 403-1327.

Very truly yours,

/s/ Ronald C. Chen
Ronald C. Chen

Enclosures

cc:	Andrew W. Kim, NETGEAR, Inc.

David C. Karp, Wachtell, Lipton, Rosen & Katz

John T. Sheridan, Latham & Watkins LLP

Tad J. Freese, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP